CLAYTON L. MATHILE ANNOUNCES FINAL RESULTS OF PARTIAL CASH TENDER
            OFFER FOR SHARES OF AREL COMMUNICATIONS AND SOFTWARE LTD.

Dayton, Ohio -- June 29, 2004 -- Clayton L. Mathile announced today the final results of his previously announced cash tender offer to purchase a number of ordinary shares, par value NIS 0.001 per share, of Arel Communications and Software Ltd. (Nasdaq: ARLC) that represents 5% of the total voting rights of Arel outstanding as of the expiration of the offer, at $4.75 per share, net to the seller in cash, without interest. The offer expired at 5:00 p.m., New York time, on Friday, June 25, 2004 (the "Final Expiration Date").

Based on the final tabulation by American Stock Transfer & Trust Company, the Depositary for the offer, 8,263,172 shares of Arel were validly tendered in the offer and not withdrawn, resulting in a proration factor of 8.00969%. Mr. Mathile has accepted for payment 661,846 shares in the offer, which represents 5% of the total voting rights of Arel outstanding as of the Final Expiration Date. The Depositary will promptly issue payment for the shares validly tendered and accepted under the offer and will return all other shares tendered.

After payment for the shares tendered in the offer and accepted for payment and the consummation of Mr. Mathile's purchase of Mr. Gross' shares in Arel as contemplated in the Offer to Purchase relating to the offer, Mr. Mathile will beneficially own 4,377,390 ordinary shares of Arel, representing approximately 33.07% of the outstanding ordinary shares of Arel.

FORWARD-LOOKING STATEMENTS: This press release contains forward-looking statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions and political events. Clayton L. Mathile undertakes no obligation (and expressly disclaims any such obligation) to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.